Exhibit 99.1

Sinovac Schedules 2008 Annual General Meeting

BEIJING, June 10 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that it will hold its 2008 Annual General Meeting on Thursday, July 16, 2009 at 9:00 a.m. Beijing Time. The meeting will be held concurrently at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC and at No. 6 Temple Street, St. John's, Antigua. All shareholders of record as of May 27, 2009 will be eligible to vote and are invited to attend. Sinovac 2008 annual report and the proxy statements are also be available at the company's website: http://www.sinovac.com/Investors/SECFilings/ and http://www.sinovac.com/Investors/IRHome/presentation/ .

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com
    Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-656-536-7033
     Email: jmccargo@theruthgroup.com